Jennifer Gowetski

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

February 7, 2019

Re:	Steward Realty Trust, Inc. Offering Statement on Form 1-A File No. 024- 10925

Dear Ms. Gowetski:

On behalf of Steward Realty Trust, Inc., I hereby request qualification of the above-referenced offering statement at 2 P.M., Eastern Time, on February 12, 2019, or as soon thereafter as is practicable.

Sincerely,

/s/ Daniel S. Miller

Daniel S. Miller

Chief Executive Officer

Steward Realty Trust, Inc.